Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "INFINOVATE LLC", FILED

IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF MAY, A.D. 2016, AT

4:17 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6050587 8100
SR# 20163670985

Authentication: 202376839
Date: 05-24-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:17 PM 05/24/2016
FILED 04:17 PM 05/24/2016
SR 20163670985 - File Number 6050587

CERTIFICATE OF FORMATION

of

INFINOVATE LLC
a Delaware limited liability company

- **First:** The name of the limited liability company is Infinovate LLC.

- **Second:** The address of its registered office in the State of Delaware is: 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, DE 19808. The name of its registered agent at such address is Corporation Service Company.

In Witness Whereof, the undersigned, for the purpose of forming a limited liability company under the laws of the State of Delaware, has executed this Certificate of Formation on this 24th day of May, 2016.

/s/ Floyd Kephart
Floyd Kephart, Authorized Person